Exhibit 5

October 28, 2016

CONMED Corporation

525 French Road

Utica, New York 13502-5944

Dear Sirs and Mesdames:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”), by CONMED Corporation, a New York corporation (the “Company”), of 150,000 shares of the Company's Common Stock, par value $.01 per share (the “Shares”), I have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion. The Shares are to be issued pursuant to the Amended and Restated 2016 Non-Employee Director Equity Compensation Plan of CONMED Corporation (the “Plan”).

Upon the basis of such examination, I advise you that, in my opinion, the Shares have been duly authorized and when the Registration Statement has become effective under the Act and the Shares have been duly issued as provided in the Plan, the Shares will be validly issued, fully paid and nonassessable.

In rendering the foregoing opinion, I have, with your approval, relied as to certain matters on information obtained from officers of the Company and other sources believed by me to be responsible, and I have assumed that the signatures on all documents examined by me are genuine, assumptions which I have not independently verified.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Shares. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Daniel S. Jonas
Daniel S. Jonas
Executive Vice President – Legal Affairs &
General Counsel